

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2013

<u>Via E-mail</u>
Charles Bream
Chief Executive Officer
Zewar Jewellery, Inc.
318 North Carson, Suite 208
Carson City, NV 89701

> **Re: Zewar Jewellery, Inc.**
> **Form 8-K**
> **Filed November 20, 2013**
> **File No. 333-185278**

Dear Mr. Bream:

We note that you have treated the transaction disclosed in the above-referenced Form 8-K as resulting in a change in shell company status. Based on your Form 10-Q for fiscal quarter ended July 31, 2013, it appears that you were a shell company, as defined in Exchange Act Rule 12b-2, prior to the transaction. However, it is unclear from the disclosures provided in your Form 8-K that the transaction resulted in a change in shell company status. Please provide us with your analysis for why you treated the transaction disclosed in the above-referenced Form 8-K as resulting in a change in shell company status.

Please contact Scott Anderegg at (202) 551-3342 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director